EXHIBIT 99.3

Innovation Beverage Group Limited

29 Anvil Road

SEVEN HILLS NSW 2147

Ph: 02 9620 4574

ABN: 44 625 701 420

NOMINATION AND REMUNERATION COMMITTEE

Charter

The board of directors (Board) of Innovation Beverage Group Limited (Company), established the Nomination and Remuneration Committee (Committee), and approved this charter to govern the operations of the Committee.

This Charter will be reviewed by the Committee, from time to time, to ensure that it continues to reflect the letter and spirit of all applicable laws and regulations and the Company’s commitment to its staff and the community.

The Committee shall review and reassess the charter at least annually.

Purpose

The Committee shall provide assistance to the Board in fulfilling its corporate governance and oversight responsibilities, however, ultimate responsibility for the Company’s nomination and remuneration practices remains with the Board. The main functions and responsibilities of the Committee include the following:

●	assisting the Board in examining the selection and appointment practices of the Company;

●	ensuring remuneration arrangements are equitable and transparent and enable the Company to attract and retain executives and directors (executive and non-executive) who will create sustainable value for members and other stakeholders;

●	ensuring the Board is of an effective composition, size and commitment to adequately discharge its responsibilities and duties;

●	reviewing Board succession plans and Board renewal;

●	reviewing the processes for evaluating the performance of the Board, its committees and individual directors and ensuring that a fair and responsible reward is provided to executives and directors having regard to their performance evaluation;

●	reviewing levels of diversity within the Company and Board and reporting on achievements pursuant to any diversity policy developed by the Board;

●	reviewing the Company’s remuneration, recruitment, retention and termination policies for the Board and senior executives; and

●	complying with all relevant legislation and regulations.

Membership

Committee members shall be members of, and appointed by, the Board and the Committee shall:

●	comprise at least three non-executive directors that have diverse, complementary backgrounds;

●	have a majority of members being independent directors;

●	the Committee chair shall be an independent director of the Company, who is not the Chairperson of the Board and shall have leadership experience; and

●	no member of the Committee shall be directly involved in deciding their own remuneration or performance evaluation.

However, the composition of the Committee may vary, in particular the Board may be comprised of less than a majority of independent directors and the Committee chair may not be an independent director, provided that the Board considers such composition to be appropriate in the circumstances.

The Secretary of the Committee shall be the Company Secretary of Innovation Beverage Group Limited.

Nomination

The Committee has delegated responsibility from the Board to conduct detailed examination of the following nomination matters for the Boards approval:

(a)	continually reviewing the range of skills, diversity, experience and expertise of the Board and committees; identifying the particular skills that will best increase their effectiveness and identifying, in consultation with external consultants if required, suitable candidates for appointment;

(b)	evaluating and making recommendations to the Board where an appointment, re-election and/or removal of directors is considered to be required;

(c)	considering the process for the nomination and selection of directors to the Board as outlined in Annexure 1; and

(d)	ensuring directors receive necessary induction upon appointment to the Board.

Remuneration

The Committee has delegated responsibility from the Board to conduct detailed examination the following remuneration matters for the Boards approval:

(a)	considering the Remuneration and Incentive Policy as detailed at Annexure 2;

(b)	considering the Performance Evaluation Procedure as outlined in Annexure 3, conducting performance evaluations and ensuring remuneration demonstrates a clear relationship with performance and reviewing the evaluation policy accordingly;

(c)	considering whether to seek shareholder approval of any executive remuneration policy; and

(d)	producing remuneration reports required for the disclosure of remuneration policies in external reports.

Evaluation

The Committee has delegated responsibility from the Board to conduct detailed examination the following nomination and remuneration matters and, in doing so, shall evaluate whether any significant matters should be brought to the attention of the Board, including:

(a)	periodically evaluating and making recommendations to the Board regarding the necessary and desirable composition and competencies of the Board and committees, giving consideration to the mix of skills, diversity, experience and time commitments required from each director;

(b)	annually reviewing the Board Skills Matrix;

(c)	identifying any necessary or desirable improvements to the Board or committee charters and policies;

(d)	reviewing the Performance Evaluation Procedure outlined in Annexure 3;

(e)	reviewing any policies or programs that atwffect performance of the Board and its committees, which may include:

●	staff induction programs,

●	skill levels of existing directors and methods to enhance skills; and

●	other relevant matters identified from time to time or requested by the Board.

Meetings

The Company Secretary is required to give Committee members reasonable notice of a meeting. Other officers of the Company or external persons may be invited to attend Committee meetings by the Chairperson of the Committee including management, members of the Board of Innovation Beverage Group Limited and consultants. The Chairperson will call a meeting of the Committee if so requested by any Committee member, any Director or the Board.

Proceedings of the Committee will be governed by the provisions of the Company’s Constitution, in so far as it may be applicable.

A quorum for a meeting of the Committee is two members. A duly convened meeting of the Committee at which a quorum is present is competent to exercise all or any of the authorities, powers or discretions vested in, or exercisable by, the Committee.

Minutes of proceedings and resolutions of Committee meetings will be kept by the Company Secretary and distributed to the Committee members after the Chair of the Committee has given preliminary approval.

The Chair of the Committee or nominated representative shall report the findings and recommendations of the Committee to the Board after each Committee meeting.

The Committee will ensure that the Board is provided with sufficient information to ensure informed decision making based on Committee reports or recommendations.

Where any Committee member has a contrary view to a Committee decision, that view is to be reported to the Board.

Rights in Obtaining Information from Management

The Committee has the authority to seek any information it requires from any officer or employee of the Company and such officers or employees shall be instructed by the Board to respond to such enquiries. The Committee has access to executive management, all employees and all Company records and to financial and legal advisers. The Committee is authorised to take such independent professional advice, at the Company’s cost, as it considers necessary or appropriate.

ANNEXURE 1

3.1	PROCEDURE FOR SELECTION AND APPOINTMENT OF DIRECTORS

The Committee will regularly review the appropriateness and overall composition of the Board relative to its various responsibilities.

The Committee shall determine the criteria, objectives and procedure for selecting new Board members relative to any assessment of any requirements to improve the Board’s capacity through composition.

Nomination Process

In the circumstances where the Committee believes, or the Board requests, that there is a need to appoint another director, whether due to retirement of a Director or growth or complexity of the Company, certain procedures will be followed. The Committee shall be responsible for:

●	reviewing and recommending to the Board the criteria for board membership, including assessment of the necessary and desirable competencies of the Board members having regard to those of the existing Directors and any other likely changes to the Board;

●	giving consideration to the culture of diversity endorsed throughout all levels of the Company in accordance with the Diversity Policy, acknowledging the value brought to the Company by integrating a variety of skills, experiences and diverse backgrounds in both the Board and Company and look to achieving any goals the Board may set;

●	reviewing potential candidates for the Board and reporting on the candidates and results to the Board for consideration. As such the Committee shall evaluate and conduct the appropriate inquiries into the backgrounds and qualifications of possible nominees;

●	recommending to the Board the members who should be designated as chairperson of the Board’s committees;

●	making recommendations to the Board in relation to appropriate performance criteria, for both the individual directors and full Board acting as a collective body;

●	reviewing, developing and recommending to the Board, the criteria for determining director independence; and

●	agreeing the process and timetable for seeking new directors, which may involve an external recruitment firm.

Potential directors are to be approached by the Committee and their interest in joining the Board, together with the responsibilities such an appointment entails, are to be discussed. The terms and conditions of the appointment, including the level of remuneration, are also to be communicated to the candidates.

Once a potential candidate has been identified that candidate would be expected to provide a copy of their resume detailing their skills and experience. The candidate will be interviewed by the Committee and the details of Innovation Beverage Group Limited, its operations, policies and expectations will be explained.

When considering a candidate, the Committee will make their assessment pursuant the following guidelines:

●	competencies, experience, qualifications and skills;

●	details of any interest, position or relationship that might influence, or reasonably be perceived to influence, in a material respect their capacity to bring an independent judgment to bear on issues before the Board and to act in the best interests of the Company as a whole rather than in the interests of an individual security holder or other party;

●	any other directorships held;

●	time availability and particulars of other commitments;

●	contribution to the overall balance of the composition of the Board; and

●	depth of understanding of the role of and legal obligations of a director.

The Committee may consider that there is a need to re-elect a current Director. However, such a decision must not be automatic but made after giving consideration to the:

●	term of office held;

●	term of office held by the remainder of the Board; and

●	support of the Board and/or shareholders for the re-election.

The full Board shall consider any recommendation by the Committee as to any appointment to the Board, subject to the Directors’ voting arrangements set out in the Company’s Constitution. Ultimate responsibility for the determination of the suitability of candidates rests with the Board.

Appointment to the Board

If an invitation to become a director of the Board is accepted, the new Director is expected to sign the Terms and Conditions for appointment of Directors and the Director’s Consent to Act form.

The Committee will ensure that the Director is provided with access to the Company’s Board Charter and other relevant policies and procedures together with an induction as to Innovation Beverage Group Limited’s business and the industry in which it operates.

The Board will appoint the new Director during the year and that person will stand for re-election by shareholders at the next annual general meeting. Shareholders must be provided with the relevant information on the candidates for re-election.

Following the appointment of a new Director to the Board, an announcement is to be made to the market containing various details of the new Director’s skills and experience and the reason for the appointment to the Board. Appropriate details are also to be provided to the market regarding the new Director’s shareholding in Innovation Beverage Group Limited.

Where there is a provisional appointment of a Director or senior executive, it will be subject to receipt of satisfactory outstanding checks and an unequivocal undertaking to resign should the Committee receive an outstanding check that it considers is not satisfactory.

ANNEXURE 2

3.2	REMUNERATION AND INCENTIVE POLICY

The remuneration policy reflects the Company’s obligation to align executive directors’ remuneration with shareholders’ interests and to engage appropriately qualified executive talent for the benefit of the Company, in particular:

●	reward should reflect the competitive global market in which the Company operates;

●	individual reward should be linked to performance criteria; and

●	should reward both financial and non-financial performance of directors.

The Company recognises that a formal and transparent remuneration policy helps to promote understanding and confidence by stakeholders that the Company’s remuneration procedures:

●	enable the Company to attract and retain executives and directors (executive and non- executive) who will create sustainable value for members and other stakeholders;

●	fairly and responsibly reward executives and directors having regard to the performance of the Company, the performance of the executive and the external compensation environment; and

●	comply with all relevant legislation and regulations.

The Committee assists the Board in the development and review of the Remuneration Policy, however, the ultimate responsibility for the Company’s remuneration policies remains with the Board.

Executive remuneration

The remuneration of executives will be determined by the Board, giving consideration to any recommendation made by the Committee or external advisers or any information required by the Board in making its decision.

To assist the Board to determine executives’ remuneration and to allow the Board to adequately review any executive remuneration policy, the Committee will:

●	report to the Board regarding the remuneration for each executive director (including base pay, incentive payments, equity awards and retirement or severance rights), having regard to the Remuneration Policy and whether any elements of remuneration requires shareholder approvals;

●	report to the Board regarding remuneration (including incentive awards, equity awards and service contracts) for senior executives, to ensure that it is consistent with the Remuneration Policy;

●	review contractual rights of senior executives on termination, and any payments made or proposed, to determine whether they are reasonable in the circumstances; and

●	review the depth of senior executives and the appropriateness of any succession planning policies which are in place.

Non-executive remuneration

The remuneration of the non-executive directors will be determined by the Board, excluding in each case, any Director or Directors with immediate conflicts of interest. The Board may request that the Committee, management or external advisers provide any information required by the Board to assist it in making its decision.

The maximum remuneration of non-executive directors is to be determined by the Shareholders in general meeting in accordance with the Company’s Constitution.

The apportionment of non-executive director remuneration within the allowed maximum will be made by the Board having regard to the Committee’s recommendations and evaluation of each individual director’s contribution to the Board. The Committee shall cooperate and consult with the Board in determining the remuneration for any new directors to be appointed prior to such amounts being disclosed to potential Board candidates.

The practice of granting options to non-executive directors as a part of their remuneration package is not generally in accordance with corporate governance guidelines. However, the Board will from time to time consider whether equity participation by way of the grant of options to members of the Board is appropriate.

Cash-based executive incentive plans

Insofar as they impact on the executive directors, the Committee will review and make recommendations to the Board regarding:

●	the underlying principles of, and determine targets for, all such executive incentive plans; and

●	the total proposed payments from all such executive incentive plans.

Equity-based incentive plans

The Committee will monitor and review:

●	the underlying principles of all equity-based plans for approval by the Board;

●	all equity based plans in light of legislative, regulatory, taxation and market developments and any thresholds set in plans approved by shareholders;

●	for each equity-based plan, all awards which are proposed under that plan with a view to ensuring compliance with the rules of the relevant plan and the policies of the Committee and the Board in respect of that plan;

●	the total proposed awards under each plan;

●	the life of each grant of award;

●	the conditions of grant applicable to each equity-based incentive plan;

●	amendments to the rules which are proposed for approval, as permitted under the rules of the plans; and

●	the proposed exercise of any discretion under a plan and make such determinations as required to be made under the rules of each plan.

Approvals

1.	Board approvals

The Board must approve the following (subject to any recommendation by the Committee):

●	the executive remuneration policy;

●	the remuneration report to be included in the annual report and accounts;

●	the design of all equity-based incentive plans; and

●	the remuneration of the non-executive directors.

2.	Committee approvals

The Committee shall approve the following prior to implementation:

●	changes to the remuneration or contract terms of executive directors;

●	the design of new executive equity or cash-based incentive plans and any amendments to current plans;

●	the total level of award proposed from equity-based plans or executive cash-based incentive plans; and

●	termination payments to executive directors and other members of the senior executive team.

ANNEXURE 3

3.3	PERFORMANCE EVALUATION PROCEDURE

The Committee must review the performance of the Board, the individual directors (including the managing director), the Committees of the Board, the Company and management regularly and report to the Board.

The Committee will conduct an annual review of the Board’s performance. As part of the annual review of the performance of the Board, the appropriate size, composition and terms and conditions of appointment to and retirement from the Board are considered.

Principles

The key elements of the performance evaluation process are:

●	the assessment must be independent of management – the process needs to be and appear to be objective;

●	the process must be designed to encourage open and constructive discussion in relation to performance;

●	the confidentiality of each individual performance assessment should be maintained;

●	full disclosure of the assessment process and overall performance results is essential to achieve both Board credibility and shareholders’ understanding;

●	comparison of the performance of the Board against the requirements of the Board Charter;

●	review of the Company structure giving consideration to the incorporation of the skills, diversity and experience which the Board is looking to achieve in membership of the Board and the Company;

●	assessment of the performance of the Board over the previous twelve months having regard to the corporate strategies, operating plans, other policies and the annual budget;

●	review of the Board’s interaction with management;

●	identification of clear processes, goals and objectives established by the Board for the next year, ensuring that all directors have had input into what these goals should be;

●	review the type and timing of information provided to the directors;

●	identification of any necessary or desirable improvements to the Board or committee charters;

●	issues which have been identified during the performance evaluations should be discussed by the Committee and followed up regularly between reviews; and

●	in order to assess the true performance of Innovation Beverage Group Limited, the performance of each individual director, as well as how the Board and its committees operate as a group, needs to be evaluated.

Evaluation of the Board as a whole

The Committee will annually review the performance of the Board as a whole. Consideration should be given to any objectives and defined criteria established as a benchmark for assessing performance and at a minimum address the following:

●	Board role: adequacy of the processes which monitor business performance, Board member interaction with management, adequacy of Board knowledge, adequacy of business strategy, adequate Board information and evaluation process for executives and directors;

●	Board membership: appropriateness of balance and mix of skills, diversity, size of Board, contribution of individual Board members, adequacy on performance feedback to Board members and adequacy of procedures dealing with inadequate performance by a Board member;

●	Procedure and practice: Board’s effectiveness in use of time, whether Board allows sufficient opportunity to adequately assess management performance, Board’s ability to keep abreast of developments in the wider environment which may affect Innovation Beverage Group Limited, discussion of values at Board level, focus on community issues and adequacy of meeting frequency and the duration of meetings;

●	Committee structure: sufficiency and effectiveness of the current committee structures and membership and availability of resources to committees to enable them to reach their objectives;

●	Collaboration and style: working relationship between the Chairperson of the Board and Managing Director, segregation of duties between Board and management, ability of directors to express views to each other and to management in a constructive manner and adequacy of Board discussions; and

●	Personal: any concerns with position as director and own performance, any education undertaken concerning key developments in the Company and in the industry and environment within which it operates and ability to raise issues at Board level and availability of resources.

The Committee must ensure that any benchmarks used in the evaluation are regularly reviewed to account for the changing environments facing the Company.

Evaluation of the Committees

The Board will annually review the performance of the Committees to ensure that they are achieving the required outcomes. Consideration should be given to performance against the Committees charter and review of Committee to Board relationship.

Evaluation of the Managing Director/Chief Executive Officer

The Committee will annually review the performance of the Managing Director/Chief Executive Officer. At the commencement of each financial year, the Committee and the Managing Director/Chief Executive Officer will agree a set of general Company specific performance measures to be used in the review for the forthcoming year.

These will include:

●	the extent to which key operational goals and strategic objectives are achieved;

●	the development of management and staff;

●	compliance with legal and Company policy requirements; and

●	the achievement of key performance indicators.

Evaluation of Senior Executives

The Committee is responsible for annually assessing the performance of the key executives within the Company. This is to be performed through a formal process involving a formal meeting with each senior executive.

The basis of the evaluation of senior executives will be on performance measures agreed with the executive at their previous performance review.

The remuneration packages for senior executives will be determined in accordance with this policy. The Committee will review the proposed remuneration packages for senior executives (including incentive awards, equity awards and service contracts).

When determining or reviewing the remuneration of senior executives, due consideration will be given to ensure that the remuneration packages properly reflect the executive’s duties, responsibilities and performance and that the remuneration is competitive in attracting, retaining and motivating appropriate people to each position.

Additional remuneration, linked to the Company’s financial and operational performance, may be agreed with individual senior executives from time to time.

Evaluation of individual directors

The Committee of the Board is responsible for meeting with the individual directors to discuss their performance and contribution to the Board and at a minimum address the following:

●	effective governance: ability of the director to contribute to the Company’s performance whilst adhering to the principles of good governance;

●	leading through vision and values: ability of the director to inspire commitment to the Company’s culture, vision and values;

●	strategic thinking and decision making: ability of the director to analyse and evaluate the impact of contingencies on the Company, identify optimal responses based on the business capacity and contribution to the Company strategy;

●	commercial/business acumen: the director’s ability to contribute to the increase in the wealth of shareholders whilst fulfilling the Company’s commitment to good governance;

●	teamwork: ability of the director to interact with fellow Board members and the senior executives in a manner that is consistent with achieving common business goals;

●	Board participation: the director’s contribution to Board discussion and function and availability for and attendance at Board meetings and other relevant events;

●	Committees: the director’s membership of and contribution to any Board committees established;

●	independence: the director’s degree of independence including the relevance of any conflicts of interest; and

●	suitability: the director’s suitability to Board structure and composition.

Method of performance evaluation

The Committee may consider involving independent experts in the performance evaluation process if and when considered necessary

The performance evaluations of individual directors and the Board as a whole will use “self-assessment and peer review” (360º Feedback) by way of evaluation forms as set out below.

Review of individual directors

Steps in the review process

Step 1	Individual directors perform self-assessment on a form using pre-determined ratings and evaluation criteria.
Step 2	Directors provide feedback on the performance of the individual director using the same form.
Step 3	Meeting is held between individual director and the Committee, or another party where appropriate, to discuss issues raised and any discrepancies between the self-assessment rating and the peer review.
Step 4	Committee considers the performance evaluations producing a recommendation for the Board stating whether, following performance appraisal, the Committee considers that action must be taken in relation to a director’s performance.
Step 5	The Board must decide whether a director should be counselled to resign, not seek re- election, or in exceptional circumstances, whether a resolution for the removal of a director be put to shareholders.

Review of the Board as a whole and its Committees

Steps in review process

Step 1	Each director or committee member completes an evaluation form using set evaluation criteria. The form allows for further comment and for the respondent to make recommendations for improvement.
Step 2	The Board and each committee discuss its ability to meet its objectives and makes recommendations.
Step 3	The results of the evaluation are processed by the Committee, or an independent expert at the Board’s discretion, and recommendations are communicated to the Board.
Step 4	Any issues that need to be resolved are put before the Board for discussion.

Links to performance

Based on the evaluation of the individual’s performance, the Committee will review the individual’s compensation arrangement and prepare a recommendation to the Board of the level of compensation for each individual.

In the event that a director, key executive or employee is not performing to an acceptable level, then a performance evaluation can be conducted on an as needs basis.

Facilitating Performance by Education

The Company has inductions procedures implemented which are designed to allow new Board appointees to participate fully and actively in Board decision making at the earliest opportunity. The Committee will review these procedures to ensure maximum benefit to the Company.

It is noted that new directors cannot be effective until they have adequate knowledge about the Company and the industry within which it operates. The Committee shall ensure that new directors are provided with the opportunity and resources to gain an understanding of all the necessary information relating to the Company, including induction, orientation and continuing education programs for directors which will be regularly reviewed to ensure they adequately reflect:

●	the Company’s financial, strategic, operational and risk management position;

●	director’s rights, duties and responsibilities;

●	the role of the board committees; and

●	current industry and business developments and best practise methods.